

07002522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 35386 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital One Securities LLC d/b/a CAPITAL ONE INVESTMENTS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

313 CARONDELET STREET
(No. and Street)

NEW ORLEANS, LOUISIANA 70130
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 8 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

4200 ONE SHELL SQUARE, 701 POYDRAS ST., NEW ORLEANS, LA 70130
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
WASH, D.C. SECTION

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, RONALD JOSEPH DEBLANC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL ONE INVESTMENTS, LLC, as of FEBRUARY 28, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Capital One Securities, LLC
**(d/b/a Capital One Investments, LLC)**

# Financial Statements and Supplementary Information

Years ended December 31, 2006 and 2005

## Contents

ERNST & YOUNG

Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139-9869

Phone: (504) 581-4200
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Member and Board of Directors
Capital One Securities, LLC

We have audited the accompanying statements of financial condition of Capital One Securities, LLC (d/b/a Capital One Investments, LLC), a wholly owned subsidiary of Capital One Financial Corporation (the Company) (formerly known as Hibernia Investments, LLC) as of December 31, 2006 and 2005, and the related statements of income, changes in subordinated borrowings, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital One Securities, LLC at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 26, 2007

## Capital One Securities, LLC
### (d/b/a Capital One Investments, LLC)

## Statements of Financial Condition

| | December 31 | |
|---|---|---|
| | **2006** | **2005** |
| **Assets** | | |
| Cash on deposit with affiliated company | **$ 1,730,307** | $ 29,364 |
| Investment in money market mutual fund, at cost which approximates market value | **5,877,289** | 3,583,614 |
| Due from customers and brokers and dealers for unsettled transactions | **-** | 50,128 |
| Commissions receivable from clearing broker and others | **1,332,979** | 1,223,063 |
| Deposit with clearing broker | **100,000** | 100,000 |
| Brokerage intangible | **4,279,086** | 4,917,128 |
| Premises, furniture and equipment | **294,670** | 449,974 |
| Due from affiliated company | **-** | 95,522 |
| State tax receivable | **991** | - |
| | **$ 13,615,322** | $ 10,448,793 |
| **Liabilities and Equity** | | |
| Liabilities: | | |
| Commissions payable to brokers and dealers | **$ 692,383** | $ 695,182 |
| Accrued vacation payable | **-** | 220,850 |
| Payable to brokers and dealers for unsettled transactions | **-** | 50,128 |
| Due to affiliated company | **1,473,375** | 1,494 |
| Other liabilities | **314,598** | 350,538 |
| | **2,480,356** | 1,318,192 |
| Equity: | | |
| Member's equity | **11,134,966** | 9,130,601 |
| | **$ 13,615,322** | $ 10,448,793 |

*See accompanying notes.*

# Capital One Securities, LLC
## (d/b/a Capital One Investments, LLC)

## Statements of Income

| | Year ended December 31 | |
|---|---|---|
| | **2006** | 2005 |
| Income: | | |
| Commissions | **$ 17,547,405** | $ 17,951,269 |
| Interest and dividends | **204,281** | 98,179 |
| Losses on disposal of assets | **(1,564)** | (1,659) |
| | **17,750,122** | 18,047,789 |
| Expenses: | | |
| Salaries, compensation and benefits | **11,534,860** | 12,930,077 |
| Commissions paid to clearing broker | **495,409** | 590,126 |
| Clearing broker and other operating charges | **2,233,554** | 2,296,752 |
| Amortization of brokerage intangible | **638,042** | 82,872 |
| Occupancy | **629,140** | 615,604 |
| Equipment | **205,143** | 185,056 |
| | **15,736,148** | 16,700,487 |
| Income before income tax expense | **2,013,974** | 1,347,302 |
| State income tax expense | **9,609** | 27,898 |
| Net income | **$ 2,004,365** | $ 1,319,404 |

*See accompanying notes.*

# Capital One Securities, LLC
## (d/b/a Capital One Investments, LLC)

## Statements of Changes in Subordinated Borrowings

| | 2006 | 2005 |
|---|---|---|
| Subordinated borrowings at January 1 | $ - | $ - |
| Increases | - | - |
| Decreases | - | - |
| Subordinated borrowings at December 31 | $ - | $ - |

## Capital One Securities, LLC
### (d/b/a Capital One Investments, LLC)

## Statements of Changes in Member's Equity

| | |
|---|---|
| Balance at December 31, 2004 | $ 2,828,546 |
| Net income for 2005 | 1,319,404 |
| Push down of purchase price related to acquisition by Capital One Financial Corp. | 4,982,651 |
| Balance at December 31, 2005 | $ 9,130,601 |
| Net income for 2006 | 2,004,365 |
| **Balance at December 31, 2006** | **$ 11,134,966** |

*See accompanying notes.*

## Capital One Securities, LLC
### (d/b/a Capital One Investments, LLC)

## Statements of Cash Flows

| | Year ended December 31 | |
|---|---|---|
| | **2006** | **2005** |
| **Operating activities** | | |
| Net income | **$ 2,004,365** | $ 1,319,404 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization expense | **810,711** | 263,580 |
| Increase in money market mutual fund | **(2,293,675)** | (1,657,320) |
| Losses on disposal of assets | **1,564** | 1,659 |
| Increase in commissions receivable from clearing broker and others | **(109,916)** | (66,898) |
| Decrease (increase) in other assets | **144,659** | (131,906) |
| Increase in liabilities | **1,162,164** | 404,524 |
| Net cash provided by operating activities | **1,719,872** | 133,043 |
| **Investing activities** | | |
| Purchases of premises, furniture and equipment | **(18,929)** | (128,354) |
| Net cash used by investing activities | **(18,929)** | (128,354) |
| **Financing activities** | **-** | - |
| Increase in cash | **1,700,943** | 4,689 |
| Cash at beginning of year | **29,364** | 24,675 |
| Cash at end of year | **$ 1,730,307** | $ 29,364 |

*See accompanying notes.*

# Capital One Securities, LLC
## (d/b/a Capital One Investments, LLC)

# Notes to Financial Statements

# December 31, 2006 and 2005

### 1. Organization and Significant Accounting Policies

#### Organization

Capital One Securities, LLC (doing business as Capital One Investments, LLC) (the "Company") is a wholly owned subsidiary of Capital One, N.A. (the "Bank"). The Bank is a wholly owned subsidiary of Capital One Financial Corporation ("Capital One"). Prior to November 16, 2005, the Bank was a wholly owned subsidiary of Hibernia Corporation, which was acquired by Capital One on that date (see Note 2). Effective April 24, 2006, the Company changed its legal name from Hibernia Investments, L.L.C. to Capital One Securities, LLC and started doing business as Capital One Investments, LLC. The Company's principal business is to provide brokerage services to customers primarily throughout Louisiana and portions of Texas. The Company is registered with the Securities and Exchange Commission as a broker dealer.

#### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

#### Premises, Furniture and Equipment

Premises, furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are 5 to 39 years for premises and leasehold improvements and 3 to 10 years for furniture and equipment.

**Capital One Securities, LLC**
**(d/b/a Capital One Investments, LLC)**
**Notes to Financial Statements**

## 1. Organization and Significant Accounting Policies (continued)

### Commissions

Commission income and expense are recorded on a settlement date basis, which approximates a trade date basis.

### Income Taxes

The Company is a Limited Liability Company, and therefore is taxed as a partnership. Accordingly, the taxable income of the Company is passed through to its sole member and no federal or Louisiana state income tax provision is necessary for the Company. The Company is included in Capital One's consolidated federal income tax return.

The Company is subject to Texas franchise tax for operations in that state, a portion of which is based on income. The income portion is reported as state income tax expense.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. The Company does not consider its investment in the money market mutual fund to be a cash equivalent in the statement of cash flows based on regulatory guidelines.

### Money Market Mutual Fund

The Company records its investment in the money market mutual fund at cost which approximates market value.

### Brokerage Intangible

The brokerage intangible represents the value of customer relationships attributable to the generation of future net profits for the Company. The intangible asset is being amortized on an accelerated basis over its expected life of 15 years.

## 2. Acquisition

On November 16, 2005, Capital One acquired Hibernia Corporation and its subsidiaries. The acquisition was accounted for as a purchase transaction in accordance with Statement of Financial Accounting Standard No. 141, and the assets and liabilities of the Company were adjusted to their estimated fair values as of the purchase date. As a result, the Company decreased assets by $17,349 and recorded a brokerage intangible asset of $5,000,000. These valuation adjustments were recorded to member's equity in accordance with push-down accounting rules.

## 3. Related Parties

Various administrative expenses are paid by the Bank on the Company's behalf. In 2006 and 2005, the Bank charged the Company for its share of these expenses (primarily salaries, benefits and occupancy) totaling $11,884,864 and $13,694,143, respectively.

The Company owns shares in a money market mutual fund, Capital One Cash Reserve (the Fund). The Bank serves as the investment advisor for the Fund; an unrelated entity serves as the Fund's distributor. The Company recorded dividend income on this investment of $204,281 in 2006 and $98,179 in 2005.

The balances due to and from affiliated companies are intercompany balances that are settled periodically throughout the year.

## 4. Services Agreement

The Company has an agreement with Pershing, L.L.C., a Bank of New York Securities Group Company, to provide certain services as the Company's agent. These services include carrying customers' cash and margin accounts on a fully-disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers. In connection with its agreement with Pershing, L.L.C. to provide these services, the Company made a $100,000 clearing deposit with Pershing, L.L.C. and agreed to compensate Pershing, L.L.C. on a "per-transaction" basis with a minimum compensation of $25,000 per calendar quarter. The agreement has no stated expiration date.

## 4. Services Agreement (continued)

The Company acts as an introducing broker and substantially all customer transactions are cleared and carried on a fully disclosed basis. The Company is exposed to credit losses on unsettled transactions in the event of nonperformance by its customers. This risk of loss is limited to the change in the security price between the trade date and the settlement date. The Company has the right of offset against any deposit accounts maintained at the Bank by nonperforming customers. The Company did not incur credit losses on transactions not settled at December 31, 2006 and 2005.

## 5. Brokerage Intangible

As a result of the merger between Capital One and Hibernia Corporation, the Company recorded a brokerage intangible asset of $5,000,000. Amortization expense relating to this intangible was $638,042 and $82,872 for 2006 and 2005, respectively, resulting in a balance net of accumulated amortization of $4,279,086 at December 31, 2006. Estimated future amortization expense is as follows: 2007 - $593,721; 2008 - $549,400; 2009 - $505,078; 2010 - $460,757; 2011-$416,436 and thereafter - $1,753,694.

## 6. Premises, Furniture, and Equipment

The following table is a detail of premises, furniture and equipment.

| | December 31 | |
|---|---|---|
| | **2006** | **2005** |
| Buildings | **$ 113,645** | $ 113,645 |
| Leasehold improvements | **43,918** | 43,918 |
| Furniture and equipment | **324,313** | 306,898 |
| | **481,876** | 464,461 |
| Accumulated depreciation | **(187,206)** | (14,487) |
| Total premises, furniture and equipment | **$ 294,670** | $ 449,974 |

As a result of the merger between Capital One and Hibernia Corporation on November 16, 2005, the Company's assets were revalued and adjusted to fair value, eliminating accumulated depreciation recorded through that date.

**7. State Income Taxes**

The Company recorded state income tax expense related to its Texas operations of $9,609 and $27,898, in 2006 and 2005, respectively.

The Company paid $9,609 and $27,898 in state income taxes during 2006 and 2005, respectively.

**8. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $250,000. At December 31, 2006, the Company had net capital of $5,296,816 calculated under the provisions of Rule 15c3-1.

**9. Liabilities Subordinated to Claims of General Creditors**

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers, and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. At December 31, 2006 and 2005, the Company had no such liabilities.

**10. Fair Value of Financial Instruments**

Generally accepted accounting principles require disclosure of fair value information about financial instruments for which it is practicable to estimate fair value, whether or not the financial instruments are recognized in the financial statements. At December 31, 2006 and 2005, the carrying amount of cash, investment in money market mutual fund, receivables and deposit with clearing broker approximates the estimated fair value of these financial instruments.

**11. Commitments and Contingencies**

The Company is a party to certain legal proceedings arising from matters incidental to its business. Management and counsel are of the opinion that these actions will not have a material effect on the financial condition or operating results of the Company.

# Supplementary Information
# Required by SEC Rule 17a-5

# Capital One Securities, LLC
## (d/b/a Capital One Investments, LLC)

## Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

## December 31, 2006

| | |
|---|---|
| Net Capital: | |
| Member's equity | $ 11,134,966 |
| Deduction for non-allowable assets: | |
| Cash | (724,346) |
| Commissions receivable from clearing broker and others | (421,511) |
| Brokerage intangible | (4,279,086) |
| Premises and equipment | (294,670) |
| State tax receivable | (991) |
| Net capital before haircuts on securities | $ 5,414,362 |
| Haircuts on securities, computed, where applicable, pursuant to Rule 15c3-1 | (117,546) |
| Net capital under Rule 15c3-1 | $ 5,296,816 |
| Aggregate indebtedness | $ 2,480,356 |
| Excess Net Capital: | |
| Net Capital | $ 5,296,816 |
| Less: Required Net Capital | 250,000 |
| Excess Net Capital | $ 5,046,816 |
| Excess Capital at 1000% (Net Capital less 10% of Aggregate Indebtedness) | $ 5,048,780 |
| Percent of Aggregate Indebtedness to Net Capital | 47% |

There are no differences between net capital computed above and the Company's computation included in Part II A of Form X-17a-5, as amended, as of December 31, 2006. Accordingly, a reconciliation of these two amounts is not included in Supplemental Schedule I.

# Capital One Securities, LLC
**(d/b/a Capital One Investments, LLC)**

## Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

## December 31, 2006

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(2) thereof.

**Capital One Securities, LLC**
**(d/b/a Capital One Investments, LLC)**

## Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

**December 31, 2006**

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(2) thereof.

ERNST & YOUNG

Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139-9869

Phone: (504) 581-4200
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
Capital One Securities, LLC

In planning and performing our audit of the financial statements in accordance with auditing standards generally accepted in the United States of Capital One Securities, LLC (d/b/a Capital One Investments, LLC), a wholly owned subsidiary of Capital One Financial Corporation (the Company) (formerly known as Hibernia Investments, LLC), as of and for the year ended December 31, 2006, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2007



END